File No. 82-3827

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ L.296/2004

Finance Dept.
0-2537-4512, 0-2537-4611

04045094

September 22, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

RECEIVED
2004 SEP 24 P 3:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

Dear Sir,

Subject: Investment in Petroleum Exploration Project, Block B-17-01 in the Malaysia-Thailand Joint Development Area (JDA)

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Cabinet has approved a Production Sharing Contract, Block B-17-01, between Malaysia-Thailand Joint Authority and PTTEP International Limited (a subsidiary of PTTEP), and PC JDA Limited (an affiliate of Petronas Carigali), as proposed by the Ministry of Energy. The participation interest will be 50% and 50% respectively. The Company expects the signing of the above mentioned contract by the end of September.

Block B-17-01 is a part of the Malaysia-Thailand Joint Development Area (JDA) and used to be an area in Blocks A-18, B-17, and C-19, in which the concessionaires have relinquished parts of the concession to the Malaysia-Thailand Joint Authority. PTTEP will have an operating obligation of approximately USD 6 million for the first 5 years, which will include the geological and geophysical studies, seismic surveys, and the drilling of 2 exploration wells.

This investment will enhance the value of petroleum exploration projects in the Gulf of Thailand and the JDA through synergy for optimum operational efficiency.

Yours sincerely,

dlw 9/27

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

Maroot Mrigadat
President